FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number: 001-31819

Gold Reserve Inc.

(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

The following exhibits are furnished with this Form 6-K:

99.1 June 30, 2012 Interim Consolidated Financial Statements

99.2 June 30, 2012 Management’s Discussion and Analysis

99.3 Chief Executive Officer’s Certification of Interim Filings

99.4 Chief Financial Officer’s Certification of Interim Filings

99.5 Gold Reserve Inc. Bonus Plan

Cautionary Statement Regarding Forward-Looking Statements

The information furnished under cover of this Form 6-K contains both historical information and forward-looking statements (within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Securities Act (Ontario)) that may state our intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements of the Company to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements.

These forward-looking statements involve risks and uncertainties, as well as assumptions that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results. Numerous factors could cause actual results to differ materially from those in the forward-looking statements. Due to risks and uncertainties, including the risks and uncertainties identified in our Annual Information Form, actual results may differ materially from current expectations.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         outcome of our ICSID arbitration against the Bolivarian Republic of Venezuela;

•         continued servicing or restructuring of our convertible notes or other obligations as they come due;

•         equity dilution resulting from the conversion of the convertible notes in part or in whole to common shares;

•         value realized from the disposition of the remaining Brisas Project related assets;

•         outcome of the litigation regarding the enjoined hostile takeover bid for us;

•         ability to maintain continued listing on the NYSE MKT and/or the TSX Venture;

•         competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations;

•         corruption, uncertain legal enforcement and political and social instability;

•         regulatory, political and economic risks associated with Venezuela including changes in laws and legal regimes;

•         currency, metal prices and metal production volatility;

•         adverse U.S and Canadian tax consequences;

•         abilities and continued participation of certain key employees;

•         prospects for exploration and development of other mining projects by us; and

•         risks normally incident to the exploration, development and operation of mining properties.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our website. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable rules promulgated by the relevant securities regulators.

(Signature page follows)

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 28, 2012

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name:    Robert A. McGuinness

Title:     Vice President – Finance & CFO

3

Exhibit 99.1 Financial Statements (Unaudited)

4

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

 (Expressed in U.S. dollars)

	June 30, 2012	December 31, 2011
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)	$30,548,624	$57,677,370
Assets held for sale (Note 7)	–	450,000
Marketable securities (Notes 5, 6)	611,477	892,271
Deposits, advances and other (Note 12)	2,459,002	194,802
Total current assets	33,619,103	59,214,443
Property, plant and equipment, net (Note 7)	19,165,683	19,125,626
Total assets	$52,784,786	$78,340,069
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses	$1,782,748	$2,076,131
Accrued interest	195,816	234,545
Current portion - convertible notes (Notes 12, 14)	17,955,500	–
Total current liabilities	19,934,064	2,310,676

Convertible notes (Notes 12, 14)	67,491,500	101,833,491
Total liabilities	87,425,564	104,144,167

Measurement uncertainty (Note 1)

SHAREHOLDERS' EQUITY

Serial preferred stock, without par value

Authorized:

Unlimited

Issued:

None

Common shares and equity units

246,296,902

244,023,265

Class A common shares, without par value

Authorized:

Unlimited

Issued and outstanding:

2012…59,798,972

2011…59,043,972

Equity Units

Issued and outstanding:

2012…500,236

2011…500,236

Contributed Surplus

5,171,603

5,171,603

Stock options (Note 9)

18,937,131

17,143,278

Accumulated deficit

(304,813,634)

(292,183,986)

Accumulated other comprehensive income (loss)

(232,780)

41,742

Total shareholders' deficit

(34,640,778)

(25,804,098)

Total liabilities and shareholders' deficit

$

52,784,786

$

78,340,069

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

            s/ Chris D. Mikkelsen                                        s/ Patrick D. McChesney

5

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Expressed in U.S. dollars)

					January 1, 2010
	Three Months Ended June 30,		Six Months Ended June 30,		through
	2012	2011	2012	2011	June 30, 2012
OTHER INCOME
Interest	$12,614	$42,753	$13,844	$86,801	$372,970
Gain on disposition of marketable securities	–	313,477	7,373	511,668	1,021,692
Gain on sale of equipment	–	185,787	–	546,995	1,880,140
Gain on sale of subsidiaries (Note 10)	–	–	–	–	474,577
Gain on extinguishment of debt	–	–	–	–	1,304
Foreign currency loss	(8,476)	(25,448)	(7,163)	(21,862)	(22,241)
	4,138	516,569	14,054	1,123,602	3,728,442
EXPENSES
Corporate general and administrative	1,984,731	1,621,381	4,320,474	4,325,742	14,234,958
Venezuelan operations	160,193	401,016	514,570	748,757	3,514,481
Equipment holding costs	203,879	474,256	560,411	938,561	3,796,846
Write-down of machinery and equipment	–	–	–	–	4,400,755
Corporate communications	284,114	196,754	494,083	379,974	1,640,446
Legal and accounting	496,591	215,431	597,979	302,939	1,562,806
Arbitration (Note 3)	179,684	2,810,820	2,866,863	3,145,845	15,815,869
	3,309,192	5,719,658	9,354,380	9,841,818	44,966,161
Loss before interest expense	(3,305,054)	(5,203,089)	(9,340,326)	(8,718,216)	(41,237,719)

Interest expense	(1,602,615)	(1,668,322)	(3,289,322)	(3,318,817)	(16,641,452)
Net loss for the period	$(4,907,669)	$(6,871,411)	$(12,629,648)	$(12,037,033)	$(57,879,171)

Net loss per share, basic and diluted	$(0.08)	$(0.12)	$(0.21)	$(0.20)
Weighted average common shares outstanding	60,281,104	59,471,005	60,148,164	59,414,941

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Expressed in U.S. dollars)

					January 1, 2010
	Three Months Ended June 30,		Six Months Ended June 30,		through
	2012	2011	2012	2011	June 30, 2012
Net loss for the period	$(4,907,669)	$(6,871,411)	$(12,629,648)	$(12,037,033)	$(57,879,171)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities	(250,315)	(265,185)	(267,149)	(375,804)	1,066,137
Adjustment for realized gains included in net loss	–	(313,477)	(7,373)	(511,668)	(1,021,692)
Other comprehensive income (loss)	(250,315)	(578,662)	(274,522)	(887,472)	44,445
Comprehensive loss for the period	$(5,157,984)	$(7,450,073)	$(12,904,170)	$(12,924,505)	$(57,834,726)

The accompanying notes are an integral part of the consolidated financial statements.

6

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Six Months Ended June 30, 2012 and the Year Ended December 31, 2011

(Expressed in U.S. dollars)

	Common Shares and Equity Units			Contributed Surplus	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	KSOP Debt

	Common Shares	Equity Units	Amount
Balance, December 31, 2010	58,769,851	500,236	$ 243,582,458	$ 5,171,603	$ 14,518,570	$(268,571,593)	$ 1,217,915	$ (110,691)
Net loss						(23,612,393)
Other comprehensive loss							(1,176,173)
Stock option compensation					2,723,577
Fair value of options exercised			98,869		(98,869)
Common shares issued for:
Option exercises ($0.16/share avg.)	95,921		15,778
Services ($1.83/share avg.)	178,200		326,160
KSOP allocation								110,691
Balance, December 31, 2011	59,043,972	500,236	244,023,265	5,171,603	17,143,278	(292,183,986)	41,742	-
Net loss						(12,629,648)
Other comprehensive loss							(274,522)
Stock option compensation					1,856,990
Fair value of options exercised			63,137		(63,137)
Common shares issued for:
Option exercises ($1.56/share avg.)	52,500		81,925
Services ($3.03/share avg.)	702,500		2,128,575
Balance, June 30, 2012	59,798,972	500,236	$ 246,296,902	$ 5,171,603	$ 18,937,131	$(304,813,634)	$ (232,780)	$ -

The accompanying notes are an integral part of the consolidated financial statements.

7

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

					January 1, 2010
	Three Months Ended June 30,		Six Months Ended June 30,		through
	2012	2011	2012	2011	June 30, 2012
Cash Flows from Operating Activities:
Net loss for the period	$(4,907,669)	$(6,871,411)	$(12,629,648)	$(12,037,033)	$(57,879,171)

Adjustments to reconcile net loss to net cash

used in operating activities:
Stock option compensation	715,784	485,489	1,856,990	1,940,279	4,680,099
Depreciation	5,569	16,465	11,662	40,446	212,537
Gain on extinguishment of debt	–	–	–	–	(1,304)
Gain on sale of equipment	–	(185,787)	–	(546,995)	(1,880,140)

Gain on sale of subsidiaries

	–	–	–	–	(474,577)

Write-down of machinery and equipment

	–	–	–	–	4,400,755

Amortization of premium on marketable

debt securities

	–	–	–	–	175,020
Accretion of convertible notes	234,073	261,024	513,509	504,220	2,607,265
Net gain on disposition of marketable securities	–	(313,477)	(7,373)	(511,668)	(1,021,692)
Shares issued for compensation	841,448	813,271	1,621,773	1,124,671	3,652,347
Changes in non-cash working capital:
Net increase in deposits and advances	(1,421,283)	(291,834)	(1,757,398)	(249,157)	(1,475,874)

Net increase (decrease) in accounts payable and accrued expenses

	(1,802,802)	1,977,175	(332,112)	3,237,627	(2,045,989)
Net cash used in operating activities	(6,334,880)	(4,109,085)	(10,722,597)	(6,497,610)	(49,050,724)
Cash Flows from Investing Activities:
Proceeds from disposition of marketable securities	–	658,808	13,645	1,217,749	12,839,183
Purchase of marketable securities	–	(200,894)	–	(655,842)	(1,726,718)
Purchase of property, plant and equipment	(50,010)	(30,431)	(51,719)	(32,944)	(9,598,889)
Proceeds from sales of equipment	–	303,255	450,000	8,640,395	25,822,156
Decrease in restricted cash	–	–	–	–	9,489,777
Deconsolidation of subsidiaries	–	–	–	–	(1,429,655)
Net cash (used in) provided by investing activities	(50,010)	730,738	411,926	9,169,358	35,395,854
Cash Flows from Financing Activities:
Net proceeds from the issuance of common shares	72,825	12,153	81,925	15,778	141,364
Extinguishment of convertible notes	(16,900,000)	–	(16,900,000)	–	(16,900,683)
Net cash (used in) provided by financing activities	(16,827,175)	12,153	(16,818,075)	15,778	(16,759,319)
Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(23,212,065)	(3,366,194)	(27,128,746)	2,687,526	(30,414,189)
Cash and cash equivalents - beginning of period	53,760,689	64,240,198	57,677,370	58,186,478	60,962,813
Cash and cash equivalents - end of period	$30,548,624	$60,874,004	$30,548,624	$60,874,004	$30,548,624

The accompanying notes are an integral part of the consolidated financial statements.

Note 1.          The Company and Significant Accounting Policies:

The Company. Gold Reserve Inc. (the “Company”) is engaged in the business of acquiring, exploring and developing mining projects. The Company is an exploration stage company incorporated in 1998 under the laws of the Yukon Territory, Canada and is the successor issuer to Gold Reserve Corporation which was incorporated in 1956.

In February 1999, Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer. Generally, each shareholder exchanged its Gold Reserve Corporation shares for an equal number of Gold Reserve Inc. Class A Common shares. For tax reasons, certain U.S. holders elected to receive equity units in lieu of Gold Reserve Inc. Class A common shares. An equity unit is comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share, is substantially equivalent to a Class A common share and is generally immediately convertible into a Gold Reserve Inc. Class A common share. Unless otherwise noted, general references to common shares of the Company include Class A common shares and Equity Units as a group. At June 30, 2012, there were 500,236 Equity Units outstanding.

From 1992 to 2008 the Company focused substantially all of its management and financial resources on the development of the Brisas gold and copper project located in the Kilometre 88 mining district of the State of Bolivar in south-eastern Venezuela (which we refer to as the “Brisas Project” or “Brisas”).  As further detailed in Note 3, we discontinued development of the Brisas Project after it was seized by the Bolivarian Republic of Venezuela (“Venezuela”) and are resolving our investment dispute through arbitration against Venezuela under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes (“ICSID”).

Concurrent with the arbitration we are pursuing settlement of our dispute with Venezuela and are seeking to invest in or acquire alternative mining projects (See Note 7).  The Company has no revenue producing mining operations at this time. All amounts shown herein are expressed in U.S. dollars unless otherwise noted.

Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The statements include the accounts of the Company, Gold Reserve Corporation, four Venezuelan subsidiaries, two Barbadian subsidiaries and one Aruban subsidiary which were formed to hold the Company’s interest in its foreign subsidiaries or for future transactions. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. The Company’s policy is to consolidate those subsidiaries where control exists. In Management’s opinion, all adjustments necessary for a fair statement are reflected in the interim periods presented.

Development Stage Enterprise. As a result of the seizure of the Brisas Project by the Venezuelan government, the Company was forced to abandon its development efforts on the project and, in 2009, expensed all capitalized costs associated with its development. The seizure resulted in the end of the development of the Brisas project and management considers January 1, 2010 the relevant inception date of the development of the Company’s new business of acquiring and exploring other mining projects. ASC 915 requires additional disclosures of development stage enterprises including cumulative amounts from the inception of the development stage.

Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value.  The Company manages the exposure of its cash and cash equivalents to credit risk by diversifying its holdings into major Canadian and U.S. financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Property, plant and equipment are recorded at the lower of cost less accumulated depreciation or estimated net realizable value. Included in property, plant and equipment is $29 million of equipment that has been adjusted to an estimated net realizable value of $19 million which is not being depreciated. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset.

Assets Held for Sale.   Long-Lived assets are classified as held for sale in the period in which certain criteria are met. Assets held for sale are measured at the lower of carrying amount or fair value less cost to sell and are not depreciated as long as they remain classified as held for sale.

Impairment of Long Lived Assets.  The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to fair value. Fair value is generally determined by discounting estimated cash flows, using quoted market prices where available or making estimates based on the best information available.

Foreign Currency. The U.S. dollar is the Company’s (and its foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. The Company uses the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Fair value of restricted stock issued as compensation is based on the grant date market value and expensed over the vesting period. The Company also maintains the Gold Reserve Director and Employee Retention Plan. Each Unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.  Stock options, restricted stock and Units granted under their respective plans become fully vested and exercisable and/or payable upon a change of control.

Income Taxes. The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Measurement Uncertainty. The realizable value of the remaining equipment, originally purchased for the Brisas Project, may be different than management’s current estimate. Any operations we may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls,  import/export restrictions and government bureaucracy in the countries in which we may operate. The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A and B common shares outstanding during each year. In periods in which a loss is incurred, the effect of potential issuances of shares under options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Convertible Notes.  Convertible notes are classified as a liability and are initially recorded at face value, net of issuance costs. The notes are subsequently accreted to face value using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense.

Comprehensive Loss.  Comprehensive loss includes net loss and other comprehensive income or loss. Other comprehensive loss may include unrealized gains and losses on available-for-sale securities and gains and losses on certain derivative instruments. The Company presents comprehensive loss and its components in the consolidated statements of comprehensive loss.

Financial Instruments.  Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. Cash and cash equivalents, deposits, advances, accounts payable and accrued expenses are accounted for at cost which approximates fair value.

Note 2.         New Accounting Policies:

In June 2011, the FASB issued Accounting Standards Update 2011-05 that requires changes in the presentation of comprehensive income. Effective for periods beginning after December 15, 2011, entities have the option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of the updated guidance did not have an effect on the Company’s financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04 which contains amendments resulting in common fair value measurement and disclosure requirements in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The amendments change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. This update is effective for periods beginning after December 15, 2011 and did not have a significant impact on the Company’s financial statements.

Note 3.        Expropriation of Brisas Project by Venezuela and Related Arbitration:

From 1992 to 2008 the Company focused substantially all of its management and financial resources on the development of the Brisas gold and copper project located in the Kilometer 88 mining district of the State of Bolivar in south-eastern Venezuela. After approval of the Brisas operating plan by the Ministry of Mines and the Environmental and Social Impact Study by the Ministry of Environment in 2003 and early 2007, respectively, the Ministry of Environment issued in March 2007, the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project (the “Authorization to Affect”) which authorized the commencement of construction activities on the Brisas Project.  In April 2008, the Ministry of Environment revoked, without notice, the Authorization to Affect.

In October 2009 we filed a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes (“ICSID”), against the Bolivarian Republic of Venezuela (“Respondent”) seeking compensation in the arbitration for all of the loss and damage resulting from Venezuela’s wrongful conduct. Gold Reserve alleges violations of three provisions of the Canada-Venezuela Bilateral Investment Treaty (“BIT”) culminating in the effective expropriation of Gold Reserve’s sizable investments in the world-class Brisas gold/copper project and the promising Choco 5 property. In November 2009 our Request for Arbitration was registered by ICSID (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)). Our claim includes the full market value of the legal rights to develop the Brisas Project at the date of the Tribunal’s decision, the value of the Choco 5 Property and interest on the claim. Our claim as last updated in our July 2011 reply submission totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of our reply submission) of approximately $400 million.

The full market value of the legal rights to develop the Brisas Project was measured by an independent expert pursuant to a fair market value standard utilizing three standard valuation approaches: (1) the Discounted Cash Flow Approach, (2) the Comparable Publicly Traded Company Approach, and (3) the Comparable Transaction Approach. These three valuations converged in a reasonably consistent range of values, which were combined to arrive at a weighted average valuation based upon the independent expert’s qualitative assessment of the robustness of the data available to implement each valuation methodology.

Venezuela has numerous pending arbitration actions being pursued against it at this time before ICSID and has reportedly settled and/or made full or partial payment for damages to a limited number of claimants in past months, although management has no specific information regarding the actual amounts paid or what percentage such payments represented of the original claim against Venezuela. Based on the uncertain nature of arbitration under investment treaties, the timing and the amount of an award or settlement, if any, the likelihood of its collection and the timing thereof cannot be determined at this time.

In compliance with the schedule originally set by the Tribunal which has been amended by the Tribunal from time-to-time, we filed our initial written submission, referred to as the Memorial, in September 2010. Thereafter in April 2011, the Respondent submitted its response to the Company’s Memorial, referred to as the Counter-Memorial. Subsequent to that, the Company submitted its Reply to the Respondent’s Counter Memorial in July 2011 and finally the Respondent filed its Rejoinder in December 2011. The Rejoinder was the last filing to be made prior to the oral hearing which was held February 13 to February 17, 2012.

 The oral hearing was the culmination of an extensive undertaking by the Company’s counsel, technical, legal and financial experts, as well as its employees which focused on the evidentiary record in the case and allowed counsel for both the Company and Respondent to address the issues of jurisdiction, liability and damages.  The oral hearing also allowed the Tribunal to hear testimony from certain fact and expert witnesses, as well as to address questions to each of the parties.

The Company and Respondent both submitted post-hearing briefs on March 16, 2012, commenting in conclusion on the full evidentiary record, as is typically permitted in such arbitrations. Subsequently, on July 25, 2012, the Tribunal issued a procedural order requesting the production of further evidence related to quantum issues to be delivered as a joint report of the Parties’ experts. It is typical for tribunals in this type of arbitration to require six to eighteen months from the date of the oral hearing (the historical average is approximately 1.2 years) to finalize and issue its decision.

The Board of Directors approved a Bonus Pool Plan (“Bonus Plan”) in May 2012, which is intended to reward the participants in the Bonus Plan, including named executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the arbitration claim and the collection of an award, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds or the fair value of any consideration related to such transactions less applicable taxes times 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause.

Note 4.          Cash and Cash Equivalents:

	June 30,	December 31,
	2012	2011
US Treasury bills	$–	$40,000,000
Bank deposits	6,348,782	12,238,554
Money market funds	24,199,842	5,438,816
Total	$30,548,624	$57,677,370

At June 30, 2012 and December 31, 2011, the Company had cash of approximately $7,000 and $88,000 respectively, in Venezuela.

Note 5.          Marketable Securities:

	June 30,	December 31,
	2012	2011
Fair value at beginning of year	$892,271	$2,263,923
Acquisitions	–	698,574
Dispositions, at cost	(6,272)	(894,053)
Realized gain on sale	(7,373)	(772,698)
Unrealized loss	(267,149)	(403,475)
Fair value at balance sheet date	$611,477	$892,271

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized. Realized gains and losses are based on the average cost method. As of June 30, 2012 and December 31, 2011, marketable securities had a cost basis of $844,257 and $850,529, respectively.

Note 6.         Fair Value Measurements:

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions.

	Fair value June 30, 2012	Level 1	Level 2	Level 3
Marketable securities	$ 611,477	$ 611,477	–	–

	Fair value December 31, 2011	Level 1	Level 2	Level 3
Marketable securities	$ 892,271	$ 892,271	–	–

Note 7.          Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
June 30, 2012
Machinery and equipment	$18,985,828	$–	$18,985,828
Furniture and office equipment	518,944	(474,265)	44,679
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	1,397,625	(1,312,459)	85,166
Mineral property	50,010	–	50,010
	$20,993,597	$(1,827,914)	$19,165,683

		Accumulated
	Cost	Depreciation	Net
December 31, 2011
Machinery and equipment	$18,985,828	$–	$18,985,828
Furniture and office equipment	517,235	(463,066)	54,169
Leasehold improvements	41,190	(40,727)	463
Venezuelan property and equipment	1,415,972	(1,330,806)	85,166
	$20,960,225	$(1,834,599)	$19,125,626

Machinery and equipment includes amounts paid for equipment previously intended for use on the Brisas project. At December 31, 2011 equipment with a carrying value of approximately $0.45 million was reclassified to assets held for sale and sold during the first quarter of 2012 for its carrying value.

In May 2012 the Company entered into an Option Agreement with Soltoro Ltd. (“Soltoro”) whereby Soltoro granted Gold Reserve the right to earn an undivided 51% interest in the La Tortuga property located in Jalisco State, Mexico. The Option Agreement allows the Company to acquire an undivided 51% interest by making an aggregate $650,000 in option payments to Soltoro as well as expending $3 million on the property over 3 years. At completion of the earn-in a joint venture agreement will be formalized. The Company may subsequently exercise an option to acquire an additional 9% interest in the property for $2,000,000. Upon signing, the Company made an initial $50,010 option payment and at the end of July 2012 the Company made an additional $100,000 option payment to Soltoro. La Tortuga is an 11,562 hectare property being investigated for its base and precious metal potential with occurrences of copper and gold mineralization over 49 square kilometers. Work on the property has included 151 line-kilometers of Induced Polarization, diamond drill holes, mapping and sampling and ground magnetics.

Note 8.          KSOP Plan:

The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. Unallocated shares are recorded as a reduction to shareholders’ equity. Allocation of common shares or cash contributions to participants’ accounts, subject to certain limitations, is at the discretion of the Company’s board of directors. The fair market value of the shares when allocated is recorded in the statement of operations with a reduction of the KSOP debt account.  In 2011, the Plan allocated $127,220 cash and common shares valued at $110,690 to eligible participants.

Note 9.          Stock Based Compensation Plans:

Equity Incentive Plans

In order to comply with the requirements of the TSX Venture Exchange (“TSXV”), the Company adopted and the shareholders approved on June 27, 2012, the 2012 Equity Incentive Plan (the “2012 Plan”) to replace the Company’s previous equity incentive plans; the 1997 Equity Incentive Plan (the “1997 Plan”) and the 2008 Venezuelan Equity Incentive Plan (the “Venezuelan plan”). Upon shareholder approval, all awards previously granted pursuant to the 1997 Plan and the Venezuelan Plan became subject to the 2012 Plan and the previous plans were terminated.  The 2012 Plan permits the grants of stock options of up to 10% of the issued and outstanding common shares of the Company on a rolling basis. Since the previous plans had a combined number of options outstanding in excess of 10% of the common shares outstanding, the Company currently is unable to grant any additional options. The Company provides newly issued shares to satisfy stock option exercises. The grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Company’s board of directors.

Share option transactions for the six months ended June 30, 2012 and 2011, as combined, are as follows:

	2012		2011
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	5,185,188	1.42	3,178,102	2.39
Options exercised	(52,500)	1.56	(33,167)	0.48
Options expired	–	–	(257,913)	4.83
Options forfeited	–	–	–	–
Options granted	1,620,500	2.89	3,793,000	1.85
Options outstanding - end of period	6,753,188	1.77	6,680,022	2.00

Options exercisable - end of period	3,334,788	1.33	3,597,772	2.12

The following table relates to stock options at June 30, 2012:

	Outstanding Options				Exercisable Options
Exercise Price Range	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$0.29 - $0.29	1,079,188	$0.29	$3,453,402	1.43	1,079,188	$0.29	$3,453,402	1.43
$0.73 - $0.73	468,500	$0.73	1,293,060	1.72	468,500	$0.73	1,293,060	1.72
$1.82 - $1.82	2,635,000	$1.82	4,400,450	3.51	1,297,500	$1.82	2,166,825	3.51
$1.92 - $1.92	950,000	$1.92	1,491,500	8.94	-	-	-	-
$2.89 - $2.89	1,620,500	$2.89	972,300	4.59	489,600	$2.89	293,760	4.59
$0.29 - $2.89	6,753,188	$1.77	$11,610,712	4.08	3,334,788	$1.33	$7,207,047	2.74

During the six months ended June 30, 2012 and 2011, the Company granted approximately 1.6 million and 3.8 million options, respectively. The Company recorded non-cash compensation expense during 2012 and 2011 of $1.86 million and $1.94 million, respectively, for stock options granted in 2012 and prior periods. As of June 30, 2012, compensation expense of $1.2 million related to unvested options remains to be recognized over the remaining vesting period.

The weighted average grant date fair value of options granted during the six months ended June 30, 2012 and 2011 was calculated at $1.39 and $1.23, respectively. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

	2012	2011
Risk free interest rate	0.29%	1.63%
Expected Term	2.9 years	4.0 years
Expected volatility	65%	97%
Dividend yield	nil	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and expected post-vesting behavior. The expected volatility is based on historical volatility of the Company’s stock over a period equal to the expected term of the option.

Restricted Stock

 During the six months ended June 30, 2012 and 2011, the Company granted 0.7 million and 0.2 million shares of restricted stock, respectively to employees and directors of the Company. The fair value of restricted stock issued as compensation is based on the grant date market value and expensed over the vesting period. The Company recorded non-cash compensation expense during 2012 and 2011 of $1.6 million and $1.1 million, respectively, for stock granted in 2012 and prior periods.

Retention Units Plan

The Company also maintains the Gold Reserve Director and Employee Retention Plan.  Units granted under the plan become fully vested and payable upon achievement of certain milestones related to the Brisas project or in the event of a change of control.  The Company’s Board of Directors has considered, but not acted upon alternative vesting provisions for the units to more adequately reflect the current business objectives of the Company. Each unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.  As of June 30, 2012 an aggregate of 1,457,500 unvested units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees.  The Company currently does not accrue a liability for these units as events required for vesting of the units have not yet occurred. The minimum value of these units, based on the grant date value of the Class A shares, was approximately $7.7 million.

Note 10.        Related Party Transactions:

MGC Ventures Inc. (“MGC Ventures”). The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of MGC Ventures. On December 15, 2010, the non-affiliated shareholders of MGC Ventures approved the redemption of all of the shares of MGC Ventures common stock held by Gold Reserve. Gold Reserve received $0.9 million and recorded a gain on sale of subsidiary of $0.2 million. Prior to the redemption, Gold Reserve owned 12,062,953 common shares of MGC Ventures which represented 44% of its outstanding shares. MGC Ventures owned 258,083 common shares of the Company at June 30, 2012 and December 31, 2011.  During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

Great Basin Energies Inc. (“Great Basin”). The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of Great Basin. On December 15, 2010, the non-affiliated shareholders of Great Basin approved the redemption of all of the shares of Great Basin common stock held by Gold Reserve. Gold Reserve received $1.2 million and recorded a gain on sale of subsidiary of $0.3 million. Prior to the redemption, Gold Reserve owned 15,661,595 common shares of Great Basin which represented 45% of its outstanding shares. Great Basin owned 491,192 common shares of the Company at June 30, 2012 and December 31, 2011. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

Note 11.        Shareholder Rights Plan:

The Company instituted a shareholder rights plan (the “Rights Plan”) in 1999. Since the original approval by the shareholders, the Rights Plan and the Rights Plan agreement have been amended and continued from time to time. In June 2012, the shareholders approved certain amendments to the Rights Plan including continuing the Shareholder Rights Plan until June 30, 2015 and amending certain provisions of the Rights Plan which would exempt the Large Note Holders from triggering the Plan as a result of the Restructuring (See Note 14. Subsequent Events). The Rights Plan is designed to give the Board of Director’s time to consider alternatives, allow shareholders time to properly assess the merits of a bid and insure they receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company’s outstanding shares without complying with the “permitted bid” provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase Class A common shares of the Company at a 50% discount to the market price at the time.

Note 12.        Convertible Notes:

In May 2007, the Company issued $103,500,000 aggregate principal amount of Senior subordinated convertible notes, of which $102,347,000 remained outstanding prior to June 15, 2012. Convertible notes with a face value of $1,153,000 were previously settled in cash or repurchased by the Company in the open market at a total cost of approximately $452,000. The unsecured notes, bear interest at a rate of 5.50% annually, pay interest semi-annually in arrears and mature on June 15, 2022.

Key Indenture terms include:

▪         Any outstanding notes are convertible, at the option of the note holder, into Class A common shares of the Company at the initial conversion rate, subject to adjustment, of 132.626 shares per $1,000 principal amount (equivalent to a conversion price of $7.54). Unless there was continuing an event of default under the Company’s indenture, conversion could be affected at the Company’s option by delivering common shares, cash or a combination thereof.

▪         The note holders also had a one-time option (the “Put Option”) to require the Company to repurchase the notes on June 15, 2012, at a price equal to 100% of the principal amount of the notes plus accrued but unpaid interest, in whole or in part at the option of the Company, by delivering cash and/or common shares.

▪         Beginning on June 16, 2012, the Company, at its option, can redeem all or part of the notes for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest.

▪         The covenants contained in the indenture are limited to administrative issues such as payments of interest, maintenance of office or agency location, delivery of reports and other related issues. Likewise, events of default are defined as failure to pay interest and principal amounts when due, default in the performance of covenants, failure to convert notes upon holder’s exercise of conversion rights and similar provisions or the Company’s failure to give notice of a fundamental change which is generally defined as events related to a change of control in the Company.

On May 16, 2012, the Company notified the convertible note holders, as required by the Indenture, that they had the right to require the Company to purchase all or a portion of their notes on June 15, 2012 and that the Company would pay, in cash, any notes validly surrendered. On June 15, 2012, pursuant to the Put Option, note holders elected to surrender $16.9 million of the notes to the Company for cash.

The remaining notes outstanding as of June 30, 2012 are as follows:

Face Value of Notes
Beginning notes outstanding prior to June 15, 2012	$102,347,000
Less redemption: June 15, 2012 Put Option	16,900,000
Remaining notes outstanding at June 30, 2012	85,447,000
Notes outstanding: short-term (1)	17,955,500
Notes outstanding: long-term	$ 67,491,500

(1)     Based on the terms of the Restructuring (described below) and managements estimate of the mix of cash and/or common shares to be utilized for the remaining redemptions expected to be consummated in the third quarter.

Concurrent with the Put Option, the Company announced a restructuring agreement (the “Restructuring”), subject to shareholder approval, with its three largest note holders (“Large Note holders”), who held approximately 88% of the outstanding notes. In connection with the Restructuring, the Company incurred certain legal and other transaction costs. These costs have been deferred as part of Deposits, advances and other, pending completion of the Restructuring.  See Note 14. Subsequent Event.

The notes are classified as a liability and were initially recorded at face value, net of issuance costs. The notes are accreted to face value using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense. The Company capitalized interest and accretion on the notes until October, 2009, when the Company filed for arbitration and when Venezuela seized the Brisas Project. Thereafter all interest and accretion on the notes has been expensed. The Company has paid $5.6 million in interest on the notes during each of the last three years.

Note 13.       Litigation:

The Company is a party to litigation in the Ontario Superior Court of Justice related to a breach of fiduciary responsibility during the course of a 2008 unsolicited takeover bid in which the defendants have made counterclaims totaling approximately $103 million. Our counsel with respect to this litigation matter has advised management that it is premature to determine the likely outcome of the litigation with substantial reliability. In the event that one or both defendants prevail with their counterclaims, the Company could be subject to the full amount of the combined damages noted above. However, based on the facts of the case, the activity through the filing date and the overall scope and context of the proceedings, management has concluded, that an estimate of the possible loss or range of loss cannot be made at this time.

Note 14.       Subsequent Event:

Concurrent with the Put Option (see Note 12 to the consolidated financial statements), the Company announced the Restructuring agreement (the “Restructuring”), subject to shareholder approval, with its Large Note holders, who held approximately 88% of the outstanding notes. The holders of the remaining 12% of Company’s outstanding notes are herein referred to as the “Other Note Holders”. The Company and the Large Note Holders signed the Amended and Restated Subordinated Note Restructuring Agreement on July 3, 2012 which, among other terms, provided for the redemption of the remaining notes held by the Large Note Holders that were not previously surrendered to the Company pursuant to the Put Option as follows:

For each $1,000 in principal amount, plus any accrued and unpaid interest on the notes through the date on which the Restructuring is consummated:

$700 principal amount of notes were exchanged for: (i) $200.00 in cash, (ii)     147.06 Common Shares, (iii) a pro rata portion of the aggregate 5% Contingent Value Right (“CVR”); and (iv) a minimum fee of $500,000 up to $1 million payable based on the percent of Other Note Holders that elect to participate in this Restructuring which is payable to each holder based on a pro rata percentage of notes restructured.

$300 principal of notes remain outstanding and represent the same continuing indebtedness, subject to certain amended terms including: (i) maturity date is June 29, 2014; (ii) convertible into 250 shares of Common Stock per $1,000 (equivalent to a conversion price of $4.00) at any time after the closing date upon 3 days prior written notice to the Company; (iii) mandatory redemption obligation for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon certain events related to the receipt of proceeds connected with the arbitration proceedings or sale or other disposition of the Company’s mining data; (iv) optional redemption for shares of Common Stock at the conversion price noted above plus cash for any accrued and unpaid interest if the closing sale price of its common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days; and (v) redemption at maturity by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

The CVR entitles each Large Note holder to receive, net of certain deductions (including income tax calculation), a pro rata portion of an aggregate amount of 5% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data. The proceeds may be cash, commodities, bonds, shares or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR.

The Notes held by the Large Note holders that were not previously surrendered to the Company pursuant to the Put Option were redeemable pursuant to the Restructuring as follows:

	Face Value	Redeemed for
	of Notes	Cash	Shares #	Shares $	Modified Notes
Large Note Holders	$ 77,187,000	$ 15,439,500	11,351,029	$ 38,593,500	$ 23,154,000

Management expects to offer the same restructuring terms to the Other Note Holders during the third quarter and until such offer is concluded, it is unclear to what extent the Other Note Holders will elect to participate. To the extent the Other Note Holders do not elect or do not respond to the Offer, the Company expects to redeem the notes for cash.

The $15,439,500 shown in the table above was paid to the Large Note Holders on or about July 3, 2012. The Shares and Modified Notes issuable to the Large Note Holders pursuant to the Restructuring have not been issued as of the date of this report. Such Shares and Modified Notes will be issued in the third quarter along with those Shares and Modified Notes issuable to the Other Note Holders, the sum of which is subject to their election.

The Company maintains Change of Control Agreements with each of the executive officers and several employees which were implemented by the Board to induce such individuals to remain with the Company and continue their involvement in the then ongoing development of the Brisas project and more recently, resolution of the investment dispute with Venezuela and the pursuit of new corporate opportunities. In addition, the directors, executive officers, and certain other employees are participants in the Director and Employee Retention Plan which contains vesting provisions linked to a change of control. In connection with the Restructuring described above, the Company’s executive officers, certain employees and directors have enter into one-time Waiver Agreements, whereby such individuals waived their rights to receive change of control payments that would otherwise be triggered pursuant to the Restructuring. In return for the waiver the effected individuals were paid in June a total of approximately $350,000.

In conjunction with the Restructuring, the Directors proposed and shareholders approved at a shareholders meeting held on June 27, 2012 the continuation and certain amendments to the Company’s Shareholder Rights Plan which would exempt the Large Note Holders from triggering the Rights Plan as a result of the Restructuring (See Note 11 to the consolidated financial statements).

Exhibit 99.2  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated
August 28, 2012 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the consolidated financial statements and related notes.

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. The Company acquired the Brisas Project and the Choco 5 property in 1992 and 2000, respectively, both located in the Guayana region of Bolivar State, Venezuela.  From 1992 to 2008 we focused substantially all of our management and financial resources on the development of the Brisas Project. In April 2008, the Venezuelan government revoked our right to develop the Brisas Project. Any information contained in this report relating to our past development efforts for the Brisas Project and status of the Choco 5 property are presented only for informational and historical purposes and should not be construed as an indication of our expectations regarding the future development and operation of these properties or the outcome of the arbitration proceedings.

Management’s primary objectives continue to be: (1) obtain a working interest in one or more acceptable mineral exploration properties; (2) diligently pursue the arbitration claim against Venezuela while minimizing costs and, to the extent possible, pursue an amicable settlement with Venezuela that may include a monetary agreement and/or project participation; (3) redeem, restructure or otherwise modify the terms of the 5.50% convertible notes; and (4) dispose of remaining assets previously purchased for the Brisas Project.

After approval of the Brisas operating plan by the Ministry of Mines and the Environmental and Social Impact Study of the infrastructure and service works by the Ministry of Environment in 2003 and early 2007, respectively, the Ministry of Environment issued in March 2007, the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project (the “Authorization to Affect”) which authorized the commencement of construction activities on the Brisas Project. Based on the issuance of the Authorization to Affect, we commenced significant pre-construction efforts including accelerating detailed project engineering, hiring senior technical staff and awarding contracts for Brisas site prep, construction camp facilities, processing equipment, early-works construction equipment and various other site equipment and launched a number of environmental and social initiatives. In order to fund these activities, the Company completed the sale of approximately $180 million in debt and common shares.

In April 2008, Venezuela revoked the Authorization to Affect. This revocation and subsequent improper actions by Venezuela forced the Company to discontinue development of the Brisas Project and exploration of the Choco 5 property. In October 2009 we filed a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes (“ICSID”), against the Bolivarian Republic of Venezuela (“Respondent”) seeking compensation in the arbitration for all of the loss and damage resulting from Venezuela’s wrongful conduct. Gold Reserve alleges violations of three provisions of the Canada-Venezuela BIT culminating in the effective expropriation of Gold Reserve’s sizable investments in the world-class Brisas Project and the promising Choco 5 property. (See Note 3 to the consolidated financial statements)

In November 2009 our Request for Arbitration was registered by ICSID (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)). Our claim includes the full market value of the legal rights to develop the Brisas Project at the date of the Tribunal’s decision, the value of the Choco 5 Property and interest on the claim calculated since the loss. Our claim as last updated in our July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of our reply) of approximately $400 million. The Company is well advanced in the arbitration process, with the oral hearing completed, as scheduled, on February 17, 2012.

The oral hearing was the culmination of an extensive undertaking by the Company’s counsel, technical, legal and financial experts, as well as its employees which focused on the evidentiary record in the case and allowed counsel for both the Company and Venezuela to address the issues of jurisdiction, liability and damages.  The oral hearing also allowed the arbitral tribunal to hear testimony from certain fact and expert witnesses, as well as to address questions to each of the parties. The Company and Respondent both submitted post-hearing briefs on March 16, 2012, commenting in conclusion on the full evidentiary record, as is typically permitted in such arbitrations. On July 25, 2012 the Tribunal issued a procedural order requesting the production of further evidence related to quantum issues to be delivered as a joint report of the Parties’ experts. It is typical for tribunals in this type of arbitration to require six to eighteen months (the historical average is approximately 1.2 years) to finalize and issue its decision.

In December 2008, Rusoro (advised by Endeavour, Gold Reserve’s financial advisor from 2004 until shortly after the commencement of Rusoro’s offer) commenced an unsolicited offer to acquire all of the outstanding shares of the Company. The Ontario Superior Court of Justice subsequently granted an interlocutory injunction in February 2009, restraining Rusoro and Endeavour from proceeding until the disposition at trial of the action commenced by the Company. Rusoro and Endeavour have filed counterclaims against the Company for Cdn $102.5 million and $0.5 million, respectively (See note 13 to the consolidated financial statements). Our counsel with respect to this litigation matter has advised management that it is premature to determine the likely outcome of the litigation with substantial reliability. In the event that one or both defendants prevail with their counterclaims, the Company could be subject to the full amount of the combined damages noted above. However, based on the facts of the case, the activity through the filing date and the overall scope and context of the proceedings, management has concluded, that an estimate of the possible loss or range of loss cannot be made at this time.

In June and November 2011, the Company was advised by the NYSE MKT (the “NYSE”) and the Toronto Stock Exchange (the “TSX”), respectively, that it intended to delist the Company’s common shares. The seizure of the Brisas Project by the Venezuelan authorities in October 2009, led both exchanges to conclude that the Company “no longer complied” with its listing rules. Pursuant to the terms of an appeal the Company received notice that the NYSE had accepted the Company’s plan to regain compliance with its listing standards (the “Plan”) by a targeted completion date of December 20, 2012 while continuing the Company’s listing pursuant to the extension of the exception to the NYSE Listing Standards. Although the Company appealed the TSX’s original determination, submitting a plan similar to that approved by the NYSE, the Company’s plans were not sufficiently advanced for the TSX to grant the Company additional time to regain compliance. As a result, trading of the Company’s common shares (symbol “GRZ.V”) moved from the TSX to the TSX Venture beginning February 1, 2012.

The Plan provides for an 18 month schedule (starting from the initial date of notice of non-compliance, June 20, 2011) whereby the Company expects to obtain a working interest in one or more acceptable mineral exploration properties with commensurate exploration expenditures made thereon.  There can be no assurance that the Company will be able to achieve compliance within the required time frame, and if the Company is not able to achieve compliance as outlined in the Plan or otherwise show progress consistent with the Plan, the Company will remain subject to delisting procedures as set forth in the Company Guide.

In May 2012 the Company entered into an Option Agreement with Soltoro Ltd. (“Soltoro”) whereby Soltoro granted Gold Reserve the right to earn an undivided 51% interest in the La Tortuga property located in Jalisco State, Mexico. The Option Agreement allows the Company to acquire an undivided 51% interest by making an aggregate $650,000 in option payments to Soltoro as well as expending $3 million on the property over 3 years. At completion of the earn-in a joint venture agreement will be formalized. The Company may subsequently exercise an option to acquire an additional 9% interest in the property for $2,000,000. Upon signing, the Company made an initial $50,010 option payment and at the end of July 2012 the Company made an additional $100,000 option payment to Soltoro. La Tortuga is an 11,562 hectare property being investigated for its base and precious metal potential with occurrences of copper and gold mineralization over 49 square kilometers. Work on the property has included 151 line-kilometers of Induced Polarization, diamond drill holes, mapping and sampling and ground magnetics.

On May 16, 2012, the Company notified the convertible note holders (See Note 12 to the consolidated financial statements), as required by the Indenture, that they had the right to require the Company to purchase all or a portion of their Notes on June 15, 2012 and that the Company would pay, in cash, any notes validly surrendered. On June 15, 2012, pursuant to the Put Option, note holders elected to surrender $16.9 million of notes to the Company for cash. Considering the Put Option election, the balance of the remaining notes outstanding at June 30, 2012 was $85,447,000.

Concurrently with the Put Option, the Company announced a restructuring agreement (the “Restructuring”), subject to shareholder approval, with its three largest note holders (“Large Note holders”), who held approximately 88% of the outstanding Notes. The holders of the remaining 12% of Company’s outstanding notes are herein referred to as the “Other Note Holders”. Management considered various options for the redemption of the convertible notes with the primary objective being, while taking into account the Company’s cash position, to ensure the following:

▪         mitigating the potential of an equity related “Death Spiral”,

▪         limiting equity dilution,

▪         controlling the amount of cash expended,

▪         limiting “deal sweeteners” in order to consummate the transaction,

▪         resolving any Change of Control triggers related to both to the Shareholder’s Rights Plan as well as Change of Control Agreements with management

The Company and the Large Note Holders signed the Amended and Restated Subordinated Note Restructuring Agreement on July 3, 2012 which, among other terms, provided for the redemption of the remaining notes held by the Large Note Holders that were not previously surrendered to the Company pursuant to the Put Option as follows:

For each $1,000 in principal amount, plus any accrued and unpaid interest on the notes through the date on which the Restructuring is consummated:

$700 principal amount of notes were exchanged for: (i) $200.00 in cash, (ii)   147.06 Common Shares, (iii) a pro rata portion of the aggregate 5% Contingent Value Right (“CVR”); and (iv) a minimum fee of $500,000 up to $1 million payable based on the percent of Other Note Holders that elect to participate in this Restructuring and is payable to each holder based on a pro rata percentage of notes restructured.

$300 principal of notes remain outstanding and represent the same continuing indebtedness, subject to certain amended terms including: (i) maturity date is June 29, 2014; (ii) convertible into 250 shares of Common Stock per $1,000 (equivalent to a conversion price of $4.00) at any time after the closing date upon 3 days prior written notice to the Company; (iii) mandatory redemption obligation for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon certain events related to the receipt of proceeds connected with the arbitration proceedings or sale or other disposition of the Company’s mining data; (iv) optional redemption for shares of Common Stock at the conversion price noted above plus cash for any accrued and unpaid interest if the closing sale price of its common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days; and (v) redemption at maturity by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

The CVR entitles each Large Note holder to receive, net of certain deductions, a pro rata portion of an aggregate amount of 5% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data. The proceeds may be cash, commodities, bonds, shares or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR.

The Notes held by the Large Note holders that were not previously surrendered to the Company pursuant to the Put Option were redeemable pursuant to the Restructuring as follows:

	Face Value	Redeemed for
	of Notes	Cash	Shares #	Shares $$	Modified Notes
Large Note Holders	$ 77,187,000	$ 15,439,500	11,351,029	$ 38,593,500	$ 23,154,000

Management expects to offer the same restructuring terms to the Other Note Holders during the third quarter and until such offer is concluded, it is unclear to what extent the Other Note Holders will elect to participate. To the extent the Other Note Holders do not elect or do not respond to the Offer, the Company expects to redeem the notes for cash.

The $15,439,500 shown in the table above was paid to the Large Note Holders on or about July 3, 2012. The Shares and Modified Notes issuable to the Large Note Holders pursuant to the Restructuring have not been issued as of the date of this report. Such Shares and Modified Notes will be issued in the third quarter along with those Shares and Modified Notes issuable to the Other Note Holders the sum of which is subject to their election.

The Company maintains Change of Control Agreements with each of the executive officers and several employees which were implemented by the Board to induce such individuals to remain with the Company and continue their involvement in the then ongoing development of the Brisas project and more recently, resolution of the investment dispute with Venezuela and the pursuit of new corporate opportunities. In addition, the directors, executive officers, and certain other employees are participants in the Director and Employee Retention Plan which contains vesting provisions linked to a change of control. In connection with the Restructuring described above, the Company’s executive officers, certain employees and directors have entered into one-time Waiver Agreements, whereby such individuals waived their rights to receive change of control payments that would otherwise be triggered pursuant to the Restructuring. In return for the waiver the effected individuals were paid in June a total of approximately $350,000.

In conjunction with the Restructuring the Directors proposed and shareholders approved at a shareholders meeting held on June 27, 2012 the continuation and certain amendments to the Company’s Shareholder Rights Plan which would exempt the Large Note Holders from triggering the Plan as a result of the Restructuring (See Note 11 to the consolidated financial statements).

In addition to the Company’s Option Agreement with Soltoro, management has identified a number of other potential mineral prospects and has signed or is in the process of signing confidentiality agreements allowing access to the target company’s confidential information regarding such prospects. As with any similarly-situated mining company, we are evaluating multiple prospects at once as these efforts are subject to, among other things, the mineralized potential, the terms of any agreement, the level and quality of previous work completed by the target companies, schedules, weather and geography. We are focusing on prospects that are promising and have potential for success and generally located in a politically friendly jurisdiction which has clear and well established mining, tax and environmental laws, an experienced mining authority and likely to be an open pit versus an underground prospect.

The Company’s current financial position and continuing results of operations  are a product of the substantial operating deficits and Brisas Project development costs incurred since 1992, the issuance of $183 million of convertible notes and common shares and the acquisition of approximately $125 million of equipment subsequent to the issuance of the  Authorization to Affect, the subsequent termination of the development of Brisas and Choco 5, as a result of the seizure of the Brisas Project, the ongoing ICSID arbitration, the write-down of previously capitalized costs and equipment associated with the project development and the ongoing efforts to dispose of such equipment as well as the impact of the Restructuring described above and in note 14 to the consolidated financial statements.

We have no commercial production at this time and, as a result, we have not recorded revenue or cash flows from mining operations and continue to experience losses from operations, a trend we expect to continue unless and until the investment dispute regarding Brisas is resolved favorably to the Company and/or we acquire or invest in an alternative project. Historically we have financed the Company’s operations through the issuance of common stock, other equity securities and convertible debt. The timing of any such new investment or transaction if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, sale of equipment originally slated for the Brisas Project, cash required to repurchase all or a portion of the convertible notes and/or future financings, if any.  The Company has only one operating segment, the exploration and development of mineral properties.

Financial Overview

Liquidity and Capital Resources

At June 30, 2012, the Company had cash and cash equivalents of approximately $30.5, million which represents a decrease from December 31, 2011 of approximately $27.1 million. The net decrease was primarily due to cash used for redemption of convertible notes of $16.9 million and cash used by operations of $10.8 million partially offset by proceeds from sales of equipment of $0.5 million. The components of changes in cash are more fully described in the “Operating,” “Investing” and “Financing” Activities section below.

	2012	2011	Change
Cash and cash equivalents	$ 30,548,624	$ 57,677,370	$ (27,128,746)

As of June 30, 2012, our total financial resources, which include cash and cash equivalents and marketable securities, totaled approximately $31.2 million. In addition, the Company holds Brisas Project related equipment that it intends to dispose of in the near term. This equipment is carried on the balance sheet (as property, plant and equipment) at its estimated fair value of approximately $19 million.

On June 15, 2012, pursuant to the Put Option (See Overview and Note 12 to the consolidated financial statements), note holders elected to surrender $16.9 million of notes to the Company for cash. Considering the Put Option election, the balance of the remaining notes outstanding at June 30, 2012 was $85,447,000.

On July 3, 2012, the Company and the Large Note Holders signed the Amended and Restated Subordinated Note Restructuring Agreement (See Overview and Note 14 to the consolidated financial statements) which, among other terms, provided for the redemption of the remaining notes held by the Large Note Holders that were not previously surrendered to the Company pursuant to the Put Option as follows:

	Face Value	Redeemed for
	of Notes	Cash	Shares #	Shares $$	Modified Notes
Large Note Holders	$ 77,187,000	$ 15,439,500	11,351,029	$ 38,593,500	$ 23,154,000

Management expects to offer the same restructuring terms to the Other Note Holders during the third quarter and until such offer is concluded, it is unclear to what extent the Other Note Holders will elect to participate. To the extent the Other Note Holders do not elect or do not respond to the Offer, the Company expects to redeem the notes for cash.

The $15,439,500 shown in the table above was paid to the Large Note Holders on or about July 3, 2012. The Shares and Modified Notes issuable to the Large Note Holders pursuant to the Restructuring have not been issued as of the date of this report. Such Shares and Modified Notes will be issued in the third quarter along with those Shares and Modified Notes issuable to the Other Note Holders, the sum of which is subject to their election.

The timing and extent of additional funding, if any, depends on a number of important factors, including, but not limited to the timing and outcome of our investment dispute with Venezuela, the extent and manner in which the Other Note Holders participate in the proposed Restructuring as more fully described above, the timing and the amount of proceeds, if any, from the sale of Brisas Project related equipment, the extent of future acquisitions or investments, if any, status of the financial markets and our share price.

We believe that cash and investment balances and funds available from potential future equipment sales will be sufficient to enable us to fund our activities through 2013. As of August 28, 2012, we had approximately $15 million in cash and investments, which are held primarily in US dollar denominated accounts.

Operating Activities

Cash flow used by operating activities for the six months ended June 30, 2012 and 2011 was approximately $10.7 million and $6.5 million, respectively. Cash flow used by operating activities consists of net operating losses (the components of which are more fully discussed below) adjusted for certain non-cash income and expense items primarily related to stock options and common shares issued in lieu of cash compensation, accretion of convertible notes, gains on sale of equipment and marketable securities, and certain non-cash changes in working capital. Cash flow used by operating activities during the first half of 2012 increased from the prior comparable period primarily due to professional fees and expenses connected with the arbitration, the Restructuring and various corporate administrative issues as well as the liquidation of amounts recorded in accounts payable as of March 31, 2012.

Investing Activities

During the three and six months ended June 30, 2012, net cash provided by investing activities decreased approximately $0.8 million and $8.8 million from the comparable periods in 2011. Investing activities primarily consist of the sale of Brisas Project related equipment and to a lesser extent transactions in marketable securities. As of June 30, 2012, the Company held approximately $19 million of Brisas project related equipment intended for future sale.

		3 months			6 months
	2012	2011	Change	2012	2011	Change
Proceeds (net of purchases) of marketable securities	$ -	$ 457,914	$ (457,914)	$ 13,645	$ 561,907	$ (548,262)
Purchase of property, plant and equipment	(50,010)	(30,431)	(19,579)	(51,719)	(32,944)	(18,775)
Proceeds from sale of equipment	-	303,255	(303,255)	450,000	8,640,395	(8,190,395)
	$ (50,010)	$ 730,738	$ (780,748)	$ 411,926	$ 9,169,358	$ (8,757,432)

Financing Activities

During the second quarter of 2012, the Company redeemed $16.9 million of its convertible notes (See Notes 12 and 14 to the consolidated financial statements). The Company had no other significant financing activities in the first half of 2012 and 2011. Net proceeds from the issuance of common shares relate to the exercise of employee stock options and totaled $81,925 and $15,778 during the six months ended June 30, 2012 and 2011, respectively.

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of June 30, 2012:

	Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes(1)	$85,447,000	$17,955,500		–	$67,491,500
Interest	46,995,850	$4,699,585	$9,399,170	$9,399,170	23,497,925
	$132,442,850	$22,655,085	$9,399,170	$9,399,170	$90,989,425

1         In May 2007, the Company issued $103,500,000 aggregate principal amount of Senior subordinated convertible notes, of which $102,347,000 remained outstanding prior to June 15, 2012. Convertible notes with a face value of $1,153,000 were previously settled in cash or repurchased by the Company in the open market at a total cost of approximately $452,000. The unsecured notes, bear interest at a rate of 5.50% annually, pay interest semi-annually in arrears and mature on June 15, 2022.

On June 15, 2012, pursuant to the Put Option, note holders elected to surrender $16.9 million of the notes to the Company for cash. (See Note 12 to the consolidated financial statements and management’s discussion and analysis)

Under the terms of the Restructuring (See Note 14 to the consolidated financial statements and management’s discussion and analysis) which was approved by shareholders on June 27, 2012, the remaining notes held by the Large Note Holders that were not previously surrendered to the Company pursuant to the Put Option were redeemable in July 2012 and, as a result, are not included in the table above.

Results of Operations

Summary Results of Operations

Consolidated net loss for the three and six months ended June 30, 2012 was approximately $4.9 million and $12.6 million, respectively, compared to $6.9 million and $12.0 million in the comparable periods in 2011.

		3 months			6 months
	2012	2011	Change	2012	2011	Change
Other Income	$ 4,138	$ 516,569	$ (512,431)	$ 14,054	$ 1,123,602	$ (1,109,548)
Total expenses	(4,911,807)	(7,387,980)	2,476,173	(12,643,702)	(13,160,635)	516,933
Net Loss	$ (4,907,669)	$ (6,871,411)	$ 1,963,742	$(12,629,648)	$(12,037,033)	$ (592,615)

Other Income

We have no commercial production at this time and, as a result, other income is often variable from period to period due to one-time or otherwise variable sources of income. The decrease in other income was primarily due to decreases in gain on sale of equipment and gain on disposition of marketable securities.

		3 months			6 months
	2012	2011	Change	2012	2011	Change
Interest	$ 12,614	$ 42,753	$ (30,139)	$ 13,844	$ 86,801	$ (72,957)
Gain on disposition of marketable securities	-	313,477	(313,477)	7,373	511,668	(504,295)
Gain on sale of equipment	-	185,787	(185,787)	-	546,995	(546,995)
Foreign currency gain (loss)	(8,476)	(25,448)	16,972	(7,163)	(21,862)	14,699
	$ 4,138	$ 516,569	$ (512,431)	$ 14,054	$ 1,123,602	$ (1,109,548)

Expenses

Total expenses for the three and six months ended June 30, 2012 decreased $2.5 million and $0.5 million, respectively over the comparable periods in 2011. The decreases were primarily due to decreases in arbitration costs, equipment holding costs and Venezuelan expenses partially offset by increases in legal and general and administrative costs, including exploration costs.

With the completion of the oral hearing in the Company’s arbitration against Venezuela in the first quarter of 2012, the Company was able to significantly reduce arbitration costs in the second quarter. Equipment holding costs have decreased as the Company has sold some of the equipment originally intended for the Brisas project and Venezuelan costs have decreased as the Company has significantly reduced its operations there. General and administrative expense increased primarily due to a non-cash increase in equity-based compensation and legal increased due to corporate and tax planning issues.

		3 months			6 months
	2012	2011	Change	2012	2011	Change
Corporate general and administrative	$ 1,984,731	$ 1,621,381	$ 363,350	$ 4,320,474	$ 4,325,742	$ (5,268)
Venezuelan expenses	160,193	401,016	(240,823)	514,570	748,757	(234,187)
Corporate communications	284,114	196,754	87,360	494,083	379,974	114,109
Legal and accounting	496,591	215,431	281,160	597,979	302,939	295,040
	2,925,629	2,434,582	491,047	5,927,106	5,757,412	169,694
Arbitration	179,684	2,810,820	(2,631,136)	2,866,863	3,145,845	(278,982)
Equipment holding costs	203,879	474,256	(270,377)	560,411	938,561	(378,150)
Interest expense	1,602,615	1,668,322	(65,707)	3,289,322	3,318,817	(29,495)
Total Expenses for the Period	$ 4,911,807	$ 7,387,980	$ (2,476,173)	$ 12,643,702	$ 13,160,635	$ (516,933)

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

MGC Ventures Inc. (“MGC Ventures”). The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of MGC Ventures. On December 15, 2010, the non-affiliated shareholders of MGC Ventures approved the redemption of all of the shares of MGC Ventures common stock held by Gold Reserve. Gold Reserve received $0.9 million and recorded a gain on sale of subsidiary of $0.2 million. Prior to the redemption, Gold Reserve owned 12,062,953 common shares of MGC Ventures which represented 44% of its outstanding shares. MGC Ventures owned 258,083 common shares of the Company at June 30, 2012 and December 31, 2011.  During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

Great Basin Energies Inc. (“Great Basin”). The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of Great Basin. On December 15, 2010, the non-affiliated shareholders of Great Basin approved the redemption of all of the shares of Great Basin common stock held by Gold Reserve. Gold Reserve received $1.2 million and recorded a gain on sale of subsidiary of $0.3 million. Prior to the redemption, Gold Reserve owned 15,661,595 common shares of Great Basin which represented 45% of its outstanding shares. Great Basin owned 491,192 common shares of the Company at June 30, 2012 and December 31, 2011. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

Exhibit 99.3         Chief Executive Officer’s Certification of Interim Filings

Form 52-109F2

Certification of interim filings – full certificate

I, Rockne J. Timm, Chief Executive Officer of Gold Reserve Inc., certify the following:

  I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Gold Reserve Inc. (the “issuer”) for the interim period ended June 30, 2012.
  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
  The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a)           designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)                   material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)                 information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)                 designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1    The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2    N/A

5.3    N/A

  The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2012 and ended on June 30, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 28, 2012

/s/Rockne J. Timm

    Rockne J. Timm

    Chief Executive Officer

Exhibit 99.4         Chief Financial Officer’s Certification of Interim Filings

Form 52-109F2

Certification of interim filings – full certificate

I, Robert A. McGuinness, Chief Financial Officer of Gold Reserve Inc., certify the following:

  I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Gold Reserve Inc. (the “issuer”) for the interim period ended June 30, 2012.
  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
  The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a)           designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(iii)                material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(iv)               information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(c)                 designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1    The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2    N/A

5.3    N/A

  The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2012 and ended on June 30, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 28, 2012

/s/Robert A. McGuinness

    Robert A. McGuinness

    Chief Financial Officer

Exhibit 99.5         Gold Reserve Inc. Bonus Plan

GOLD RESERVE INC.

BONUS PLAN

OBJECTIVES

The Gold Reserve Inc. Bonus Plan is intended to reward the Participants for their contributions related to:

  the development of the Brisas Project to the construction stage and subsequent issuance of the environmental permit to commence construction of the Brisas Project;
  the manner in which the Brisas Project development effort was carried out allowing the Company to present a compelling and vigorous defense of its arbitration claim;
  the support of the Company’s execution of the Arbitration Proceedings through the filing of numerous memorandum and exhibits as well as the oral hearings; and
  the on-going efforts to assist with positioning the Company, in the most optimum manner, to have an Event as management considers in the best interest of all stakeholders.

1.    DEFINITIONS

As used in this Plan, the terms set forth below shall have the following respective meanings:

 “Applicable Taxes” means the Company’s then current marginal tax rates with consideration of deductions or adjustments included in the Company’s formal tax return, which among other things may include net operating losses, write-offs and periodic operating expense deductions and other deductions provided for in the relevant tax code.

“Arbitration Award” means any settlement, award, or other payment made or other consideration transferred to the Company or any of its subsidiaries arising out of, in connection with or with respect to the Arbitration Proceedings, including, but not limited to the proceeds received by the Company or its subsidiaries from a sale, pledge, transfer or other disposition, directly or indirectly, of the Company’s rights with respect to the Arbitration Proceedings.  Any pledge, mortgage, hypothecation or grant of a security interest made by the Company for the purpose of financing the Company’s operating expenses and/or expenses incurred in connection with the Arbitration Proceedings shall not be deemed to be an Arbitration Award.

“Arbitration Proceedings” means that certain arbitration proceeding commenced by the Company against the Bolivarian Republic of Venezuela pending before the International Centre for Settlement of Investment Disputes (“ICSID”) in Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)) in relation to the Company's claims against the Bolivarian Republic of Venezuela concerning its investments in the Brisas Project and Choco 5 exploration stage property.

"Arbitration Proceeds”  means all present and future proceeds, after reduction for Applicable Taxes, paid, recovered or otherwise received by the Company or any of its subsidiaries pursuant to or in respect of any settlement, award, collection, sale, disposition or any other monetization of or relating to the Arbitration Proceedings or any other present or future claim, action, arbitration, litigation or other proceeding relating to the Company's claims against the Bolivarian Republic of Venezuela in respect of its investments in the Brisas Project and Choco 5 exploration stage property (excluding any pledge, mortgage, hypothecation or grant of a security interest made by the Company for the purpose of financing the Company’s operating expenses and/or expenses incurred in connection with the Arbitration Proceedings).  For the avoidance of doubt, Arbitration Proceeds may include cash, commodities, bonds, shares or any other consideration received by the Company or any of its subsidiaries

"Board of Directors" means the Board of Directors of the Company.

“Bonus Amount” means the percentage or pro-rata amount of the Bonus Pool to be allocated to each Participant as determined by the Committee.

"Bonus Pool" means an amount determined in accordance with the following:

1.      Upon the occurrence of an Event that is an Arbitration Collection Event, an amount equal to one percent of the first $200 million of the Arbitration Proceeds, plus five percent of the Arbitration Proceeds in excess of $200 million.

2.      Upon the occurrence of an Event that is a Mining Data Sale Collection Event, an amount equal to one percent of the first $200 million of the Mining Data Sale Proceeds, plus five percent of the Mining Data Sales Proceeds in excess of $200 million.

3.      Upon the occurrence of an Event that is an Enterprise Sale Collection Event, an amount equal to one percent of the first $200 million of the Enterprise Sale Consideration, plus five percent of the Enterprise Sale Consideration in excess of $200 million.

For the avoidance of doubt, the first $200 million threshold referred to above is to be applied to proceeds or consideration received pursuant to all Events on a cumulative basis.  The Bonus Pool may include such other amounts as the Company or the Committee may determine from time to time in its sole discretion.

“Cause” means willful engaging in misconduct that is materially injurious to the Company and/or any of its subsidiaries, monetarily or otherwise.

“Change of Control Payments” means amounts paid or payable to employees and/or directors of the Company and its subsidiaries under those certain Change of Control Agreements and Retention Unit Award Agreements by and between the Company and certain employees and directors of the Company, excluding any amounts paid or payable under such Change of Control Agreements that are “Excess Parachute Gross-Up Payments” or “Deferred Compensation Gross-Up Payments”, as each such term is defined under such agreements.

“Committee” means the committee composed of one or more independent members of the Board of Directors appointed from time to time by the Board of Directors to administer the Plan.

"Company" means Gold Reserve Inc.

“Effective Date” means May 9, 2012.

“Enterprise Sale” means the consummation of  (A) a merger, plan of arrangement or other business combination transaction involving the Company or any of its subsidiaries, (B) a sale, pledge, transfer or other disposition of  85% or more of the Company’s then outstanding shares of common stock, or (C) a sale, pledge, transfer or other disposition, directly or indirectly, of all or substantially all of the assets of the Company, that:

(i)         includes the sale, pledge, transfer or other disposition, directly or indirectly, of the Company’s rights with respect to an Arbitration Award or the Arbitration Proceedings, provided that: (a) the Company has not received Arbitration Proceeds, (b) the Company continues to hold rights with respect to the Arbitration Proceedings, and (c) in the event that the Company or its subsidiary has entered into an agreement or other arrangement with respect to, or which constitutes, an Arbitration Award, (x) such agreement or other arrangement provides for payments or other transfers of assets or other non-cash consideration to the Company or its subsidiaries over time and (y) the Company has not yet received all of such payments or transfers of assets or non-cash consideration, and/or

(ii)        includes the sale, pledge, transfer, or other disposition, directly or indirectly, of the Company’s rights with respect to the Mining Data, provided that: (a) the Company has not received Arbitration Proceeds, (b) the Company continues to hold rights with respect to the Mining Data, and (c) in the event that the Company or its subsidiary has entered into an agreement or other arrangement with respect to the sale, pledge, transfer or other disposition, directly or indirectly, of all or any portion of the Mining Data, (x) such agreement or other arrangement provides for payments or other transfers of assets or other non-cash consideration to the Company or its subsidiaries over time and (y) the Company has not yet received all of such payments or transfers of assets or non-cash consideration.

Any pledge, mortgage, hypothecation or grant of a security interest made by the Company for the purpose of financing the Company’s operating expenses and/or expenses incurred in connection with the Arbitration Proceedings shall not be deemed to be an Enterprise Sale.

"Enterprise Sale Consideration” means the value of all present and future consideration paid or otherwise received by the Company or its shareholders pursuant to or in respect of an Enterprise Sale, before Applicable Taxes, if any, and after reduction for any Change of Control Payments.  For the avoidance of doubt, Enterprise Sale Consideration may include cash, commodities, bonds, shares, dividends or any other consideration received by the Company or any of its shareholders, including  the value of all debt (or debt-like liabilities) assumed by the buyer in the sale if it is effected as an asset sale.

“Event” means a collection event described in clause (I), (II) or (III) below, whichever is applicable:

(I)      The collection of Arbitration Proceeds (an “Arbitration Collection Event”), or

(II)    The collection of Mining Data Sales Proceeds (a “Mining Data Sale Collection Event”), or

(III)   The collection of Enterprise Sale Consideration (an “Enterprise Sale Collection Event”).

 “Good Reason” means any of the following conditions arising without the consent of the Participant:

(i)         a material diminution in the Participant’s  base compensation;

(ii)        a material diminution in the Participant’s authority, duties or responsibilities;

(iii)       a material diminution in the authority, duties or responsibilities of the supervisor to whom the Participant is required to report, including a requirement that the Participant report to a corporate officer or employee instead of reporting directly to the board of directors of a corporation (or similar governing body with respect to an entity other than a corporation);

(iv)       a material change in the geographic location at which the Participant must perform the services; or

(v)        any other action or inaction that constitutes a material breach by the Company or any of its subsidiaries of the agreement under which the Participant provides services.

Notwithstanding the foregoing, termination of service by the Participant shall not be considered a termination of service for Good Reason unless (A) the termination of service occurs within two years following the initial existence of one of more of the above conditions arising without the consent of the Participant; (B) the Participant provides notice to the Company or its subsidiary of the existence of the condition described above within 90 days of the initial existence of the condition; and (C) the Board (or similar governing body of the Company’s subsidiary) has a period of 30 days during which it may remedy the condition.  The failure of the Participant to terminate service for Good Reason due to one of the initial conditions described above shall not affect his entitlement to terminate service for Good Reason as to any other such condition of Good Reason.

“Mining Data” means the mine data base relating to the Brisas Project consisting of over 900 core drill holes and assay certificates with a calculated proven and probable 43-101 compliant audited ore reserve.

"Mining Data Sale Proceeds” means all present and future proceeds paid or otherwise received by the Company or its shareholders pursuant to or in respect of any sale, pledge, transfer or other disposition, directly or indirectly, of all or any portion of the Mining Data (excluding any pledge, mortgage, hypothecation or grant of a security interest made by the Company for the purpose of financing the Company’s operating expenses and/or expenses incurred in connection with the Arbitration Proceedings) after reduction for Applicable Taxes.  For the avoidance of doubt, Mining Data Sale Proceeds may include cash, commodities, bonds, shares, dividends or any other consideration received by the Company or any of its shareholders, including  the value of all debt (or debt-like liabilities) assumed by the buyer in the sale if it is effected as an asset sale.

"Participant" means an employee, consultant, or director of the Company or any of its subsidiaries who is designated in writing by the Committee to be a participant in the Plan. The Participant’s right of participation and the Company’s obligation to pay the Bonus Amount pursuant to the Plan is unconditional on the date the Committee selects the Participant and fixes his or her Bonus Amount, except as otherwise provided in Section 3.1.

"Plan" means the Gold Reserve Inc. Bonus Plan.

2.         ADMINISTRATION OF THE PLAN

2.1       The Plan will be administered by the Committee. The Committee shall be responsible for the operation and administration of the Plan and for carrying out its provisions.  Any declaration or act by the Committee hereunder shall be by a resolution passed by a majority of the members of the Committee at a duly constituted meeting of the Committee or a written resolution signed by all members of the Committee.

2.2       The Committee in its discretion shall determine who will participate in the Plan and fix each Participant’s Bonus Amount, of which the aggregate of all Participants’ Bonus Amounts shall equal 100% of the Bonus Pool as of the Effective Date.  Any Bonus Amount forfeited by any Participant pursuant to Section 3.1 below may be reallocated by the Committee, in whole or in part, to one or more other Participants or may remain unallocated, in which case it will be returned to the Company in accordance with Section 2.6.  In determining each Participant’s Bonus Amount, the Committee will consider the following factors, among others:

2.2.1    the amount of time and energy spent by the Participant in advancing the Brisas Project and/or the Arbitration Proceedings;

2.2.2    the personal and legal risks incurred by the Participant in light of the security situation in the Bolivarian Republic of Venezuela and the general position of the Company;

2.2.3    the scale and scope of the balance of the compensation package otherwise provided by the Company or its subsidiary to the Participant;

2.2.4    the amount of any severance the Participant would receive on termination of service if such termination is reasonably foreseeable; and

2.2.5    any other relevant matter.

2.3       Any decision of the Committee in the operation, interpretation or administration of this Plan shall lie within its absolute discretion and shall be final, conclusive and binding on all parties concerned.

2.4       No member of the Committee shall be liable for anything done or omitted to be done by such member, or by any other member of the Committee, in connection with the performance of any duties under this Plan, except those liabilities which arise from such member's own willful misconduct or except as otherwise expressly provided by applicable law.

2.5       All reasonable administrative costs of the Plan shall be paid by the Company.

2.6       The Committee shall not distribute an aggregate amount in excess of the Bonus Pool for the applicable calendar year. Any balance remaining in the Bonus Pool after the payment of Bonus Amounts for the applicable calendar year shall be returned to the Company.

2.7       If a member of the Committee is also a Participant in the Plan, such member’s participation in the Plan shall be determined by a majority vote of the Board of Directors.

3.         ELIGIBILITY FOR BONUS AMOUNTS, DETERMINATION THAT AMOUNTS ARE PAYABLE, AND EFFECT OF DEATH

3.1       A Participant shall be eligible to receive Bonus Amounts attributable to the Bonus Pool for the applicable calendar year, except that a Participant whose employment or service with the Company and its subsidiaries is terminated by the Company for Cause, or whose employment or service terminates for a reason other than death, disability or termination by the Participant for Good Reason, shall cease to be a Participant and shall cease to be eligible to receive Bonus Amounts paid or payable on or after his or her termination date.

3.2       The Committee shall have absolute discretion to determine the Bonus Pool for each calendar year and whether any Bonus Amount is payable, and without limitation to the foregoing, to determine whether the conditions for the payment of Bonus Amounts have been satisfied.

3.3       Upon or following the death of a Participant, Bonus Amounts allocated and awarded by the Committee shall be paid to the person or persons to whom the Participant’s rights shall have passed under the Participant’s will or pursuant to law.

3.4       Upon the occurrence of an Event, the Company shall (a) provide written notice of such Event to each Participant as promptly as practicable and in any event no less than two business days following such receipt, and (b) deliver to each Participant a reasonably detailed written statement of the Company’s calculation of the amount of the Bonus Pool for the applicable calendar year.  Such written statement shall be certified by an officer of the Company that (x) the calculation (and the numerical components thereof) is true and correct in all material respects and (y) the fair market value of any non-cash assets as determined by the Board of Directors and set forth in such written statement, if any, is a true and correct statement of the determination made by the Board of Directors in all material respects and the basis for such determination, if any, as set forth in such written statement, is a true and correct description thereof in all material respects.  Prior to the consummation of any Enterprise Sale, and notwithstanding anything to the contrary in Section 3.5, the Company shall make appropriate provision so that, simultaneously with the consummation of the Enterprise Sale, each Participant shall receive his or her Bonus Amount attributable to the Bonus Pool for the calendar year in which such Enterprise Sale occurs.

3.5       The Bonus Pool for the applicable calendar year, and Bonus Amounts attributable thereto, shall be distributed as soon as reasonably practicable during such calendar year and no later than the last day of such calendar year.

4.         NON-ASSIGNABILITY

4.1       No benefits or rights of any person under this Plan shall be assignable or otherwise transferable, except as specifically provided in Section 3.3 of this Plan upon the death of a Participant or as may be required by the tax withholding provisions or other provisions of any applicable law.

5.         TAX WITHHOLDING AND SET OFF

5.1       For all purposes of this Plan and in its administration and in connection with the declaration and payment of Bonus Amounts, the Committee may take all such measures as it may deem appropriate or necessary to comply with applicable laws, including, without limitation, income tax laws and regulations and the rules of regulatory authorities having jurisdiction over the Company or any of its subsidiaries. Without limitation to the foregoing, the Committee and the Company, acting in good faith, may withhold and remit to the appropriate tax authorities such sums which might otherwise be due or payable by the Company to the recipient of a  Bonus Amount, if such withholding and remittance are required under applicable law.

5.2       Payment of a Bonus Amount may be delayed, at the discretion of the Committee, until the Committee is satisfied that the requirements of applicable laws and regulations, and applicable rules of regulatory authorities, have been met.

6.         GENERAL PROVISIONS

6.1       The validity, construction and effect of this Plan, the administration of this Plan, the award and distribution of Bonus Amounts, any rules and regulations relating to this Plan, and all declarations and determinations made and actions taken pursuant to this Plan, shall be governed by and construed in accordance with the laws of State of Washington, other than its conflicts of laws provisions.

6.2       If any provision of this Plan is or becomes, or is deemed to be, invalid, illegal or unenforceable in any jurisdiction or as to any person, or would disqualify this Plan under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of this Plan, such provision shall be stricken as to such jurisdiction or person and the remainder of this Plan shall remain in full force and effect.

6.3       All payments made pursuant to this Plan shall be calculated and paid in United States dollars.

6.4       Headings are given to the sections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

6.5       Nothing in this Plan shall confer upon the Participant any right to continue in employment or service with the Company or any of its subsidiaries or shall interfere with or restrict in any way the rights of the Company or any subsidiary, which are hereby reserved, to discharge the Participant at any time for any reasons whatsoever, with or without Cause.

6.6       The Plan shall be binding on the Company, its subsidiaries and its and their successors and permitted assigns.

6.7       There shall be no duplication of benefits hereunder.  A Participant’s receipt of a Bonus Amount arising out of, in connection with or with respect to an Enterprise Sale Collection Event shall be in lieu of the Participant’s right to receive a Bonus Amount arising out of, in connection with or with respect to an Arbitration Collection Event and/or a Mining Data Sale Collection Event.

7.         AMENDMENT AND TERMINATION OF THE PLAN

7.1       The Plan is effective as of May 9, 2012.  The Company may amend any provision of the Plan or terminate the Plan at any time with the written consent of at least 50 percent of the Participants.

8.         CODE SECTIONS 409A AND 457A

8.1       This Plan and the Bonus Amounts provided hereunder are intended to qualify for an exemption from Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and from Code Section 457A, provided that if any Bonus Amount awarded under the Plan is not so exempt, such Bonus Amount is intended to comply with such Code Sections to the extent applicable thereto.  Notwithstanding any provision of the Plan to the contrary, the Plan shall be interpreted and construed consistent with this intent.  Notwithstanding the expressed intent to qualify for exemption from Code Section 409A and from Code Section 457A or otherwise to comply with Code Sections 409A and 457A, the Company shall not be required to assume any increased economic burden in connection therewith.  Although the Company and the Committee intend to administer the Plan so that the Plan and the Bonus Amounts awarded hereunder qualify for an exemption from Code Section 409A and from Code Section 457A, if the Plan and any Bonus Amount granted under the Plan are not so exempt, neither the Company nor the Committee represents or warrants that the Plan or such Bonus Amount awarded hereunder will comply with Code Sections 409A and 457A or any other provision of federal, state, local, or non-United States law.  Neither the Company, its subsidiaries, nor its respective directors, officers, employees or advisers shall be liable to any Participant (or any other individual claiming a benefit through the Participant) for any tax, interest, or penalties the Participant may owe as a result of participation in the Plan, and the Company and its subsidiaries shall have no obligation to indemnify or otherwise protect any Participant from the obligation to pay any taxes pursuant to Code Sections 409A or 457A.

8.2       If any Bonus Amount awarded under the Plan is not exempt from Code Section 409A, then this Section 8.2 shall apply.  “Employment or service terminates”, “employment or service is terminated”, “terminates”, “termination”, “termination of service” and  similar references shall mean a separation from service as defined in U.S. Treasury Regulation Section 1.409A-1(h).  The time or schedule of any payment of any Bonus Amount may not be accelerated except as otherwise permitted under Code Section 409A.  Notwithstanding anything herein to the contrary, no payment of a Bonus Amount that is payable upon a Participant’s termination of service shall be made to any Participant who is a “specified employee” for purposes of Code Section 409A until the earlier to occur of the date that is six months and one day after such Participant’s termination of service or the date of such Participant’s death (the “Delay Period”).  Upon the expiration of the Delay Period, all payments delayed pursuant to this Section 8.2 shall be paid to the Participant.

9.    GROSS UP PAYMENT

9.1       In the event any amount paid or payable by the Company to or for the benefit of the Participant hereunder (the “Bonus Payment”) would be subject to the additional tax or additional interest imposed by Code Section 409A or Code Section 457A, or any interest or penalties are incurred by the Participant with respect to such additional tax under Code Section 409A or Code Section 457A or with respect to any Section 409A or Section 457A Underpayment (as defined below) (such additional tax and additional interest, together with any such interest and penalties, is collectively referred to as the “Deferred Compensation Tax”), the Company shall pay to the Participant an additional payment (the “Deferred Compensation Gross-Up Payment”) in an amount such that after payment by the Participant of all taxes (including any interest or penalties imposed with respect to such taxes), the Participant retains an amount of the Deferred Compensation Gross-Up Payment equal to the Deferred Compensation Tax imposed on the Participant’s Bonus Payment.  For purposes of this Section 9, “Section 409A or Section 457A Underpayment” means any underpayment of tax had the Bonus Payment been includible in the Participant’s gross income for the taxable year in which first deferred or, if later, the first taxable year in which such deferred compensation was not subject to a substantial risk of forfeiture.

9.2       An independent public accounting firm, law firm or professional consulting services provider reasonably acceptable to the Company and the Participant (the “Accountants”) shall make in writing in good faith all calculations and determinations under this Section 9, including the assumptions to be used in arriving at any calculations.  For purposes of making the calculations and determinations under this Section 9, the Accountants and each other party may make reasonable assumptions and approximations concerning the application of Sections 409A and 457A of the Code.  The Company and the affected Participant shall furnish to the Accountants and each other such information and documents as the Accountants and each other may reasonably request to make the calculations and determinations under this Section 9.  The Company shall bear all costs the Accountants incur in connection with any calculations contemplated hereby.  As a result of the uncertainty in the application of Sections 409A and 457A of the Code at the time of the initial determination by the Accountants hereunder, it is possible that a Deferred Compensation Gross-Up Payment which will not have been made by the Company should have been made (the “Underpayment”), consistent with the calculations required to be made hereunder.  In the event that the Company exhausts its remedies pursuant to Section 9.3 and the Participant thereafter is required to make a payment of the Deferred Compensation Tax, the Accountants shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Participant.

9.3       The Participant shall notify the Company in writing of any claim by the U.S. Internal Revenue Service that, if successful, would require the payment by the Company of the Deferred Compensation Gross-Up Payment.  Such notification shall be given as soon as practicable but no later than 10 business days after the Participant is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid.  The Participant shall not pay such claim prior to the expiration of the 30-day period following the date on which the Participant gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due).  If the Company notifies the Participant in writing prior to the expiration of such period that it desires to contest such claim, the Participant shall:

9.3.1    give the Company any information reasonably requested by the Company relating to such claim,

9.3.2    take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

9.3.3    cooperate with the Company in good faith in order effectively to contest such claim, and

9.3.4    permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Participant harmless, on an after-tax basis, for any Deferred Compensation Tax or federal, state, local or foreign income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses.  Without limitation on the foregoing provisions of this Section 9.3, the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole discretion, either pay the tax claimed to the appropriate taxing authority on behalf of the Participant and direct the Participant to sue for a refund or contest the claim in any permissible manner, and the Participant agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, if the Company pays such claim and directs the Participant to sue for a refund, the Company shall indemnify and hold the Participant harmless, on an after-tax basis, from any Deferred Compensation Tax or federal, state, local or foreign income tax (including interest or penalties) imposed with respect to such payment or with respect to any imputed income in connection with such payment; and provided, further, any extension of the statute of limitations relating to payment of taxes for the taxable year of the Participant with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company’s control of the contest shall be limited to issues with respect to which the Deferred Compensation Gross-Up Payment would be payable hereunder and the Participant shall be entitled to settle or contest, as the case may be, any other issue raised by the U.S. Internal Revenue Service or any other taxing authority.

9.4       If, after the receipt by the Participant of an amount advanced by the Company pursuant to Section 9.3, the Participant becomes entitled to receive any refund with respect to such claim, the Participant shall (subject to the Company’s complying with the requirements of Section 9.3) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto).  If, after the receipt by the Participant of an amount advanced by the Company pursuant to Section 9.3, a determination is made that the Participant shall not be entitled to any refund with respect to such claim and the Company does not notify the Participant in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of the Deferred Compensation Gross-Up Payment required to be paid.

9.5       Notwithstanding anything to the contrary in the foregoing provisions of this Section 9, (i) payment of any Deferred Compensation Gross-Up Payment shall not be made later than December 31 of the year next following the year in which the Deferred Compensation Tax is remitted to the taxing authority, and (ii) reimbursement of expenses incurred due to a tax audit or litigation addressing the existence or amount of a tax liability, whether federal, state, local or foreign, shall not be made later than the end of the year following the year in which the taxes that are the subject of the audit or litigation are remitted to the taxing authority, or where as a result of such audit or litigation no taxes are remitted, the end of the year following the year in which the audit is completed or there is a final non-appealable settlement or other resolution of the litigation.

IN WITNESS WHEREOF, the Company has executed this Plan through its duly authorized officer this 17th day of July 2012.

GOLD RESERVE INC.

By: /s/ Rockne J. Timm

Name: Rockne J. Timm

Title:   Chief Executive Officer